UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)
NOVEN PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))
NORTHSTAR MERGER SUB, INC.
A Wholly-Owned Subsidiary of
HISAMITSU U.S., INC.
A Wholly-Owned Subsidiary of
HISAMITSU PHARMACEUTICAL CO., INC.
(Names of Filing Persons (Offerors))
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
670009109
(CUSIP Number of Class of Securities)
Mr. Nobuo Tsutsumi, Ph.D.
General Manager of Legal Department
Hisamitsu Pharmaceutical Co., Inc.
Marunouchi, Chiyoda-ku 1-11-1
Tokyo, 100-6221, Japan
81-3-5293-1700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Kevin A. Rinker, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000
CALCULATION OF FILING FEE

Amount of Filing
Transaction Valuation(1)	Fee(2)
$407,383,098	$22,732

(1)	Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 23,535,967 shares of Noven Pharmaceuticals, Inc. common stock (based on 25,028,987 outstanding as of July 9, 2009, less 1,240,000 shares owned by Hisamitsu Pharmaceutical Co., Inc. and 253,020 outstanding shares of restricted stock) by $16.50 per share, which is the offer price, plus (ii) $3,057,352 expected to be paid in connection with the cancellation of outstanding options, (iii) $10,982,460 to be paid in connection with the cancellation of outstanding stock appreciation rights, plus (iv) $825,000 expected to be paid in connection with cancellation of outstanding restricted stock units, and (v) $4,174,830 expected to be paid in connection with cancellation of shares of restricted stock.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,732	Filing Party: Hisamitsu U.S., Inc.
Form of Registration No.: SC-TO-T	Date Filed: July 23, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑      Third-party tender offer subject to Rule 14d-1.
☐      Issuer tender offer subject to Rule 13e-4.
☐      Going-private transaction subject to Rule 13e-3.
☐      Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

     This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on July 23, 2009, as amended by Amendment No. 1 filed on July 28, 2009, Amendment No. 2 filed on July 30, 2009 and Amendment No. 3 filed on August 13, 2009 (as amended, the “Schedule TO”), by (i) Northstar Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Hisamitsu U.S., Inc., a Delaware corporation (“Holdings”) and wholly-owned subsidiary of Hisamitsu Pharmaceutical Co., Inc., a corporation organized under the laws of Japan (“Parent”), (ii) Holdings and (iii) Parent, relating to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share, together with the associated Series A junior participating preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of November 6, 2001, between the Company and American Stock Transfer & Trust, as amended (the “Shares”), of Noven Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a purchase price of $16.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.
     Capitalized terms used in this Amendment No. 4 and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 4 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 4.
Item 8 and Item 11.
     Item 8 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:
     The Offer expired at 12:00 midnight, New York City time, on August 19, 2009. According to American Stock Transfer & Trust Company, the depositary for the Offer, as of the expiration of the initial offering period, a total of approximately 21.94 million Shares were validly tendered, including approximately 340,000 Shares tendered by notice of guaranteed delivery and the Shares previously owned by Parent, representing in the aggregate approximately 87.41% of the Shares outstanding. Purchaser has accepted for payment all Shares validly tendered and not withdrawn and the consideration for all such Shares will be paid promptly.
     As of 9:00 a.m. New York City time on August 20, 2009, Parent commenced, through Purchaser, a subsequent offering period of the Offer for all remaining untendered Shares pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended.  The subsequent offering period will expire at 12:00 midnight, New York City time, on Wednesday, August 26, 2009, unless extended. During this subsequent offering period, any stockholders of the Company who did not previously tender their Shares pursuant to the Offer may do so. Shares properly tendered will be immediately accepted for payment and tendering stockholders will promptly receive the same $16.50 per Share cash consideration, without interest, offered to stockholders who tendered Shares during the initial offering period. Shares tendered during the subsequent offering period may not be delivered by the guaranteed delivery procedure and may not be withdrawn.

     The full text of the press release issued by Parent is filed as Exhibit (a)(5)(L) hereto and is incorporated herein by reference.
Item 12. Exhibits
   Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

(a)(5)(L)	Press Release issued by Hisamitsu Pharmaceutical Co., Inc. on August 20, 2009 announcing the expiration of the initial offering period and commencement of a subsequent offering period.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HISAMITSU PHARMACEUTICAL CO., INC.
By:	/s/ Hirotaka Nakatomi
	Name:	Hirotaka Nakatomi
	Title:	President & Chief Executive Officer
	Date:	August 20, 2009

HISAMITSU U.S., INC.
By:	/s/ Nobuo Tsutsumi, Ph.D.
	Name:	Nobuo Tsutsumi, Ph.D.
	Title:	Secretary
	Date:	August 20, 2009

NORTHSTAR MERGER SUB, INC.
By:	/s/ Nobuo Tsutsumi, Ph.D.
	Name:	Nobuo Tsutsumi, Ph.D.
	Title:	Secretary
	Date:	August 20, 2009

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated July 23, 2009.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by Hisamitsu Pharmaceutical Co., Inc., and Noven Pharmaceuticals, Inc. on July 14, 2009, incorporated herein by reference to the Schedule TO filed by Hisamitsu Pharmaceutical Co., Inc. on July 14, 2009.

(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on July 23, 2009.*

(a)(5)(C)	Press Release issued by Hisamitsu Pharmaceutical Co., Inc. on July 23, 2009.*

(a)(5)(D)	Complaint of IBEW Local Union 98, filed in the Court of Chancery of the State of Delaware and dated July 15, 2009.*

(a)(5)(E)	Complaint of Arthur I. Murphy, Jr., filed in the Eleventh Judicial Circuit of Florida and dated July 15, 2009.*

(a)(5)(F)	Complaint of Louisiana Municipal Police Employees, filed in the Court of Chancery of the State of Delaware and dated July 16, 2009.*

(a)(5)(G)	Complaint of Arthur I. Murphy Jr., filed in the Court of Chancery of the State of Delaware and dated July 23, 2009.**

(a)(5)(H)	Complaint of Zucker, et al., filed in the Eleventh Judicial Circuit of Florida and dated July 24, 2009.**

(a)(5)(I)	Complaint of David Noven, filed in the Eleventh Judicial Circuit of Florida and dated July 24, 2009.**

(a)(5)(J)	Press Release issued by Hisamitsu Pharmaceutical Co., Inc. on August 13, 2009 announcing the expiration of the Hart-Scott-Rodino Act waiting period.***

(a)(5)(K)	Memorandum of Understanding entered into on August 12, 2009.***

(a)(5)(L)	Press Release issued by Hisamitsu Pharmaceutical Co., Inc. on August 20, 2009 announcing the expiration of the initial offering period and commencement of a subsequent offering period.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of July 14, 2009, by and among Hisamitsu Pharmaceutical Co., Inc., Hisamitsu U.S., Inc., Northstar Merger Sub, Inc. and Noven Pharmaceuticals, Inc.*

(d)(2)	Confidentiality Agreement, dated as of June 25, 2008, between Hisamitsu Pharmaceutical Co., Inc. and Noven Pharmaceuticals, Inc.*

(d)(3)	Exclusivity Agreement, dated as of June 4, 2009, between Hisamitsu Pharmaceutical Co., Inc. and Noven Pharmaceuticals, Inc.*

(d)(4)	Amended and Restated Employment Agreement, dated July 14, 2009, between Noven Pharmaceuticals, Inc. and Jeffrey Eisenberg.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on the Schedule TO, dated July 23, 2009.

**	Previously filed on Amendment No. 1 to the Schedule TO, dated July 28, 2009.

***	Previously filed on Amendment No. 3 to the Schedule TO, dated August 13, 2009.